UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2025
Commission File No. 001-36675
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STELLANTIS N.V.
(Translation of Registrant’s Name Into English)

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Taurusavenue 1
2132LS, Hoofddorp
The Netherlands
Tel. No.: +31 237001511
(Address of Principal Executive Offices)
_______________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

The following exhibit is furnished herewith:

Exhibit 99.1	Press release issued by Stellantis N.V. dated June 5, 2025.
Exhibit 99.2	Notice of the Extraordinary General Meeting
Exhibit 99.3	Agenda and Explanatory Notes
Exhibit 99.4	Bio of Antonio Filosa
Exhibit 99.5	Outstanding Share Capital and Voting Rights at the Date of the Notice
Exhibit 99.6	Shares Registered in the United States - Proxy Card

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2025	STELLANTIS N.V.

	By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: General Counsel

Index of Exhibits

Exhibit Number	Description of Exhibit

99.1	Press release issued by Stellantis N.V. dated June 5, 2025.
99.2	Notice of the Extraordinary General Meeting
99.3	Agenda and Explanatory Notes
99.4	Bio of Antonio Filosa
99.5	Outstanding Share Capital and Voting Rights at the Date of the Notice
99.6	Shares Registered in the United States - Proxy Card